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[LATHAM & WATKINS LLP LETTERHEAD]

September 26, 2006

VIA EDGAR AND FEDEX

Pamela A. Long
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549

  Re:
  Bare Escentuals, Inc.
  Amendment No. 4 to Registration Statement on Form S-1
  Filed September 26, 2006
  File No. 333-135484

Dear Ms. Long:

        Reference is hereby made to the filing (by EDGAR) by Bare Escentuals, Inc. (the "Company") of Amendment No. 4 to its Registration Statement on Form S-1 (the "Amendment"). We hereby confirm that the reference and limitation to "General Corporation Law of the State of Delaware" in our opinion, filed as Exhibit 5.1 to the Amendment, includes not only the statutory provisions of the Delaware General Corporation Law, but also the applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.

        Any comments or questions regarding the Amendment should be directed to the undersigned at (858) 523-5433. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,
/s/ DIVAKAR GUPTA Divakar Gupta
cc:
Robert E. Burwell, Esq., Latham & Watkins LLP
Robert A. Koenig, Esq., Latham & Watkins LLP

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